DocuSign Envelope ID: 8BF43B10-3145-47EF-8528-593CF9920CE7

15935 La Cantera Pkwy • San Antonio, TX 78256 • 877-660-4400 • www.vcm.com

September 30, 2021

USAA Mutual Funds Trust

15935 La Cantera Parkway,

San Antonio, TX 78256

Re: USAA Managed Allocation Fund

Dear Mr. Dyer:

This letter sets forth the agreement by Victory Capital Management Inc. (the "Investment Adviser") to contractually waive a portion of the advisory fee payable by the USAA Managed Allocation Fund (the "Fund"), a series of USAA Mutual Funds Trust, a Delaware statutory trust (the "Trust"), through at least September 30, 2022.

Notwithstanding Schedule B-1 to the Investment Advisory Agreement, effective as of the date hereof, the Adviser shall waive its an annual fee payable by the Fund, computed and accrued daily and paid monthly in arrears, to 0.44%.

The Investment Adviser may extend the duration of this contractual waiver by delivering a revised letter to the Trust reflecting such extension. This waiver shall terminate automatically upon termination of the Advisory Agreement with the respect to the Fund.

Please indicate your acceptance of the foregoing by signing below.

Sincerely,

VICTORY CAPITAL MANAGEMENT INC.

By:

Name:	Michael D. Policarpo
Title:	President, Chief Financial Officer and Chief
Administrative Officer

Acknowledged and Agreed:

USAA MUTUAL FUNDS TRUST, on behalf of

USAA Managed Allocation Fund

By:

Name: Christopher K. Dyer

Title: President